United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________
Commission file number 1-5375

Pulse Engineering, Inc. 401(k) Plan
12220 World Trade Drive
San Diego, CA 92128
(Full title of the Plan and address of the Plan, if different from that of the issuer named below)

Technitrol, Inc.
1210 Northbrook Drive, Suite 470
Trevose, PA 19053
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

PULSE ENGINEERING, INC. 401(K) RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

PULSE ENGINEERING, INC. 401(K) RETIREMENT SAVINGS PLAN

December 31, 2004

INDEX

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Compensation Committee of the
Technitrol, Inc. Board of Directors:

We have audited the accompanying statements of net assets available for plan benefits of the Pulse Engineering, Inc. 401(k) Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 9, 2005

PULSE ENGINEERING, INC. 401(K) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2004 and 2003

	2004	2003
Assets:		
Contribution receivable:		
Employer	$ 31,658	$ 32,127
Employee	52,859	50,603
Investments:		
Fidelity funds:		
Emerging Markets Fund	491,490	288,544
Retirement Money Market Portfolio	3,662,786	3,777,502
Export and Multinational Fund	1,103,602	871,432
Intermediate Bond Fund	1,884,596	1,944,918
Freedom 2000 Fund	38,612	58,965
Freedom 2010 Fund	173,767	120,605
Freedom 2020 Fund	225,612	207,670
Freedom 2030 Fund	95,989	66,096
Freedom 2040 Fund	55,368	37,474
Freedom Income Fund	19,082	28,009
Growth Company Fund	6,904,661	6,097,510
Growth and Income Portfolio	4,362,578	3,739,166
Magellan Fund	2,490,701	2,215,927
Overseas Fund	835,828	687,394
Low-Priced Stock Fund	2,544,229	1,805,844
Puritan Fund	866,154	650,038
Spartan Total Market Index Fund	241,693	134,373
Technitrol, Inc. Common Stock	199,837	219,190
Participant loans	566,869	643,750
Total investments	26,763,454	23,594,407
Net assets available for plan benefits	$ 26,847,971	$ 23,677,137

See accompanying notes to financial statements.

PULSE ENGINEERING, INC. 401(K) RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:		
Contributions:		
Employer	$ 963,879	$ 919,922
Employee	1,448,690	1,371,541
Rollover	--	8,918
Investment income	564,080	326,440
Net appreciation in fair value of investments	1,777,900	3,822,851
Total additions	4,754,549	6,449,673
Deductions from net assets attributed to:		
Benefits paid to participants	1,568,856	1,759,815
Deemed distributions of participant loans	11,396	1,077
Administrative expenses	3,463	2,382
Total deductions	1,583,715	1,763,274
Net increase in net assets available for plan benefits	3,170,834	4,686,399
Net assets available for plan benefits:		
Beginning of year	23,677,137	18,990,738
End of year	$26,847,971	$23,677,137

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the Pulse Engineering, Inc. (the Company) 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering certain domestic full-time and part-time employees of the Company, except for those employees covered by certain collective bargaining agreements, residents of Puerto Rico, nonresident aliens with no income from a U.S. source, temporary employees, and leased employees. Employees are eligible to participate in the Plan on the first day of the first, fourth, seventh, or tenth month of the Plan Year coinciding with or immediately following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to the lesser of 60 percent (60%) or $13,000 in 2004, $12,000 in 2003, of their annual wages excluding stock option income, restricted stock income and related payments, employee stock purchase plan income, sick pay, severance, reimbursements or other expense allowances, fringe benefits, moving expenses, and deferred compensation and welfare benefits and including salary reduction contributions made to the Company sponsored cafeteria plan. The Company contributes a matching amount equal to 100 percent (100%) of an employee's contribution up to a maximum of six percent (6%) of the participant's qualified annual wages. The participants must direct how their contributions are to be invested.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company contribution, (b) the appreciation or depreciation in the fair market value of investments, (c) the income or losses on investments, and (d) administrative expenses for the third party record keeper. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's accounts.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Effective September 1, 1999, the Company matching contributions made to the Plan on or after that date are immediately and fully vested. Vesting of Company matching contributions made through the GTI or Excelsus 401(k) Plans, are based on years of service. After completing one year of service, participants are 20 percent (20%) vested and receive 20 percent (20%) for each year of service thereafter. Participants are 100 percent (100%) vested after five years of credited service. In the event a plan participant terminates employment prior to fully vesting in employer contributions, any forfeited amounts may be utilized to offset future company matching contributions. Forfeited amounts utilized to offset Company matching contributions were $12,609 and $7,471 in the Plan years ended December 31, 2004 and 2003, respectively.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent (50%) of a participant's account balance, reduced by the participant's highest outstanding loan balance during the prior twelve-month period. Loan terms range from one through five years or up to ten years for the purchase of a primary residence. Interest rates are determined by the Plan Administrator based on the prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest is paid at least quarterly by payroll deductions. A participant may have only one loan outstanding at a time.

Distributions Due to Death

The full amount of a participant's account balance will be payable to their beneficiary upon death. If the participant is married the spouse will automatically be named the beneficiary unless the surviving spouse consents to naming a non-spouse beneficiary. If the participant has no surviving spouse and did not name another beneficiary, the account balance will be paid to the participant's estate.

Distributions Due to Disability

If disabled, participants are eligible to receive the full amount of their account balance, only if they terminate employment with the Employer. Participants are considered eligible for distributions should they meet all requirements under the Employer's Long-Term Disability Plan.

Distributions Due to Retirement

Participants may receive the full amount of their account balance upon retirement. Normal retirement under the Plan occurs when age 65 is attained. Should participants continue to work beyond 65, they may continue participating in the Plan. However, participants must receive their entire account balance by April 1 following the year in which they attain age 70 ½, even if the participant is still working.

Distributions Due to Termination

Upon termination of service for any reason other than retirement, disability, or death, participants will receive a lump sum distribution of their vested accrued benefit. Should a participant's accrued benefit exceed $5,000, the participant may elect a lump sum distribution or have the accrued benefit remain in the Plan.

Plan Administration

All third party record keeping fees incurred by the Plan are paid by participants. All other administrative costs of the Plan are paid by the Company.

(2) Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis and present net assets available for plan benefits and changes in those net assets.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of net assets available for plan benefits, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

(3) Investments

At December 31, 2004 and 2003, the following investments comprised 5% or more of the Plan's net assets available for plan benefits.

	Current Value	
	2004	2003
Fidelity Retirement Money Market Portfolio	3,662,786	3,777,502
Fidelity Intermediate Bond Fund	1,884,596	1,944,918
Fidelity Growth Company Fund	6,904,661	6,097,510
Fidelity Growth and Income Portfolio	4,362,578	3,739,166
Fidelity Magellan Fund	2,490,701	2,215,927
Fidelity Low-Priced Stock Fund	2,544,229	1,805,844

During 2004 and 2003 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,777,900 and $3,822,851 as follows:

	2004	2003
Mutual funds	$1,806,070	$3,777,093
Common stock	(28,170)	45,758
	$1,777,900	$3,822,851

The fair value of Technitrol, Inc. Common Stock in the Plan at December 31, 2004 and 2003 was $199,837 and $219,190, representing 10,980 shares at December 31, 2004 and 10,569 shares at December 31, 2003.

(4) Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Participants may elect to invest in the Company's common stock which also qualifies as a party-in-interest transaction and may not invest more than 15% of a current contribution in Technitrol, Inc. Common Stock.

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent (100%) vested in their accounts.

(6) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 29, 2004, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(7) Risks and Uncertainties

The Plan invests in various investment sercurities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

(8) Differences between Financial Statements and Form 5500

The following reconciles the IRS Form 5500 to the financial statements at December 31, 2004 for the net assets available for plan benefits and contributions:

Net assets available for plan benefits per IRS Form 5500	$26,763,454
Contribution receivable, including participant loans' accrual	84,517
Net assets available for plan benefits per financial statements	$26,847,971
Contributions per IRS Form 5500	$ 2,410,782
Change in contribution receivable accrual	1,787
Contributions per financial statements	$ 2,412,569

Schedule 1

PULSE ENGINEERING, INC. 401(k) RETIREMENT SAVINGS PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2004

Description	Current Value
Fidelity funds*:	
Emerging Markets Fund	$ 491,490
Retirement Money Market Portfolio	3,662,786
Export and Multinational Fund	1,103,602
Intermediate Bond Fund	1,884,596
Freedom 2000 Fund	38,612
Freedom 2010 Fund	173,767
Freedom 2020 Fund	225,612
Freedom 2030 Fund	95,989
Freedom 2040 Fund	55,368
Freedom Income Fund	19,082
Growth Company Fund	6,904,661
Growth and Income Portfolio	4,362,578
Magellan Fund	2,490,701
Overseas Fund	835,828
Low-Priced Stock Fund	2,544,229
Puritan Fund	866,154
Spartan Total Market Index Fund	241,693
Technitrol, Inc. Common Stock*	199,837
Participant loans*	566,869
Total investments	$26,763,454

*Fidelity Management Trust Company, Technitrol, Inc., and Participant loans are related parties of the Plan and are considered party-in-interest transactions.

*See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Pulse Engineering, Inc. 401(k) Plan
(Name of Plan)

Date: June 23, 2005

Drew A. Moyer
Senior Vice President and Chief Financial Officer,
Technitrol, Inc.

EXHIBIT INDEX

DOCUMENT

23. Consent of Independent Registered Public Accounting Firm

Consent of Independent Registered Public Accounting Firm

The Compensation Committee of the
Technitrol, Inc. Board of Directors:

We consent to the incorporation by reference in the Registration Statement (No. 333-94073) on Form S-8 of Technitrol, Inc. of our report dated June 9, 2005, with respect to the statements of net assets available for plan benefits of Pulse Engineering, Inc. 401(k) Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of Pulse Engineering, Inc. 401(k) Plan.

KPMG LLP

Philadelphia, Pennsylvania
June 23, 2005